Filed by Vireo Growth Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Planet 13 Holdings Inc.

Commission File No. 000-56374

Date: November 10, 2026

As previously disclosed, on July 26, 2026, Vireo Growth Inc., a British Columbia corporation (“Vireo”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Planet 13 Holdings Inc., a Nevada corporation (“Planet 13”), and Supernova Merger Sub Inc., a Nevada corporation and a wholly owned subsidiary of Vireo (“Merger Sub”), pursuant to which Vireo will, as a result of the merger contemplated thereby, acquire all of the issued and outstanding equity interests of Planet 13 (the “Merger”).

On November 9, 2026, Sam Armenia, Vireo’s Director of Capital Markets, reposted the below communications on his X account.

On November 10, 2026, Sam Armenia, Vireo’s Director of Capital Markets, made and/or reposted the below communications on his X account.

Sammy J
@sammyj_19

+75% Revenue Per Share Growth YoY (+16% QoQ) is the key growth number here

There is lag on cash flow because of one-time transactions costs

Op. Income up $17M sequentially. Add back transaction costs = an $80M run rate

+ Earnings Before Tax already

Bought back $2.5M in ~6wks

10:30 AM · Nov 10, 2026 · **1,993** Views

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Additional Information and Where to Find It

In accordance with the Merger Agreement, Vireo filed with the SEC a registration statement on Form S-4 (File No. 333-299395) (as amended, the “Registration Statement”), which includes a proxy statement/prospectus that serves as both the proxy statement of Planet 13 for the solicitation of proxies from its stockholders for the special meeting of Planet 13’s stockholders to be held on December 10, 2026 to vote on the Merger and other matters described in the Registration Statement, and the prospectus relating to the offer and sale of the securities to be issued to Planet 13’s equity holders in connection with the completion of the Merger. The Registration Statement was declared effective by the SEC on November 2, 2026, and Vireo filed the definitive proxy statement/prospectus with the SEC pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, on November 2, 2026. Planet 13 also filed the definitive proxy statement/prospectus with the SEC as a definitive proxy statement on Schedule 14A on November 2, 2026. Planet 13 commenced mailing the definitive proxy statement/prospectus on or about November 2, 2026 to its stockholders of record as of the close of business on October 29, 2026, the record date for the special meeting. Vireo and Planet 13 may also file other relevant materials with the SEC and applicable Canadian securities regulators regarding the Merger. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Vireo or Planet 13 has filed or may file with the SEC or that has been or may be mailed to Planet 13 stockholders in connection with the Merger.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, PLANET 13 STOCKHOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) IN THEIR ENTIRETY, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT VIREO, PLANET 13 AND THE MERGER.

Any vote in respect of resolutions to be proposed at Planet 13’s special meeting of stockholders to approve the Merger or other proposals in relation to the Merger should be made only on the basis of the information contained in the definitive proxy statement/prospectus. You may obtain a free copy of the Registration Statement, the definitive proxy statement/prospectus and other related documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by accessing the Investor Relations section of Planet 13’s website at https://investors.planet13.com/ or, for documents filed by Vireo, by accessing Vireo’s website at www.vireogrowth.com under the tab “Investors”. Planet 13 stockholders may also obtain copies of the definitive proxy statement/prospectus, or assistance with voting, by contacting Planet 13’s proxy solicitor, Sodali & Co, toll-free at (800) 662-5200 or by email at PLNH@info.sodali.com. The information found on, or otherwise accessible through, Vireo’s or Planet 13’s website is not incorporated by reference into, nor does it form a part of, this earnings release or any other document that Vireo or Planet 13 files with the SEC.

Participants in the Solicitation

Planet 13 and its directors and executive officers and certain of its employees may be deemed to be participants in the solicitation of proxies from Planet 13’s stockholders in connection with the Merger. Information regarding Planet 13’s directors and executive officers is set forth under the captions “Proposal No. 1: Election of Directors,” “Corporate Governance,” “Executive Officers,” “Executive Compensation,” “Director Compensation,” “Executive Compensation Tables,” and “Security Ownership of Certain Beneficial Owners and Management” in the definitive proxy statement for Planet 13’s Annual General Meeting of Stockholders, filed with the SEC on April 29, 2026 (the “Annual Meeting Proxy Statement”). To the extent the holdings of Planet 13’s securities by its directors or executive officers have changed since the amounts set forth in the Annual Meeting Proxy Statement, such changes have been or will be reflected on Forms 3, 4 and 5, filed with the SEC.

These documents may be obtained free of charge from the SEC’s website at www.sec.gov or by accessing the Investor Relations section of Planet 13’s website at https://investors.planet13.com/. Additional information regarding the interests of participants in the solicitation of proxies in connection with the transaction is contained in the definitive proxy statement/prospectus and other relevant materials Planet 13 has filed or may file with the SEC and applicable Canadian securities regulators.

Vireo, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Planet 13’s stockholders in connection with the Merger. A list of the names of such directors and executive officers and information regarding their interests in Vireo is contained in the sections entitled “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Directors, Executive Officers and Corporate Governance” of Vireo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 17, 2026, and which are available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants is contained in the Registration Statement and the definitive proxy statement/prospectus.

No Offer or Solicitation

This Form 425 is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Merger or the accuracy or adequacy of this communication.

Forward-Looking Information

This Form 425 contains “forward-looking information” or “forward-looking statements” within the meaning of applicable United States and Canadian securities legislation (referred to herein as “forward-looking information”). Forward-looking information contained in this Form 425 may be identified by the use of words such as “should,” “believe,” “estimate,” “would,” “looking forward,” “may,” “continue,” “expect,” “expected,” “will,” “likely,” “subject to,” and variations of such words and phrases, or any statements or clauses containing verbs in any future tense and includes statements regarding expectations around the proposed Merger and the expected timing and benefits thereof; the special meeting of Planet 13’s stockholders to be held on December 10, 2026, including any adjournment or postponement thereof, and the receipt of the required approvals of Planet 13’s stockholders, including minority approval under Multilateral Instrument 61-101; the expected closing date; the approximate value of the consideration to be paid in the Merger; the satisfaction or waiver of the closing conditions set out in the Merger Agreement, including receipt of all regulatory approvals; the expectation that the shares of Planet 13 common stock will be delisted from the Canadian Securities Exchange and OTCQX Market and that Planet 13 will cease to be a reporting issuer under applicable U.S. and Canadian securities laws; and Vireo’s expectations around integration of the operations of its recent and announced acquisitions and timing thereof. These statements should not be read as guarantees of future performance or results. Forward-looking information includes both known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Vireo, Planet 13 or their respective subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements or information contained in this Form 425. Forward-looking information is based upon a number of estimates and assumptions of management, believed but not certain to be reasonable, in light of management’s experience and perception of trends, current conditions, and expected developments, as well as other factors relevant in the circumstances, including assumptions in respect of current and future market conditions, the current and future regulatory environment, and the availability of licenses, approvals and permits.

Although Vireo and Planet 13 believe that the expectations and assumptions on which such forward-looking information is based are reasonable, the reader should not place undue reliance on the forward-looking information because neither Vireo nor Planet 13 can give any assurance that they will prove to be correct. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ materially from those projected in the forward-looking information. Such risks and uncertainties include, but are not limited to: the risk that the required approvals of Planet 13’s stockholders, including minority approval under Multilateral Instrument 61-101, are not obtained, or that the special meeting is adjourned or postponed; risks related to receipt of necessary regulatory and third-party approvals for completion of the proposed Merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including circumstances requiring a party to pay a termination fee; the risk that the Merger is not completed by the outside date set out in the Merger Agreement, as it may be extended; risks and uncertainties associated with the proposed Merger, some of which are beyond Vireo’s and Planet 13’s control; Vireo’s and Planet 13’s ability to maintain relationships with suppliers, customers, employees and other third parties as a result of the proposed Merger; the effects of the proposed Merger on Vireo, Planet 13 and the interests of various constituents; the nature, cost, impact and outcome of pending and future litigation, including any litigation relating to the proposed Merger, other legal or regulatory proceedings, or governmental investigations and actions; risks related to the timing and content of adult-use legislation in markets where Vireo and Planet 13 currently operate; current and future market conditions, including the market price of the subordinate voting shares of Vireo; risks related to epidemics and pandemics; federal, state, local, and foreign government laws, rules, and regulations, including federal and state laws and regulations in the United States relating to cannabis operations in the United States and any changes to such laws or regulations; operational, regulatory and other risks; execution of business strategy; management of growth; difficulties inherent in forecasting future events; conflicts of interest; risks inherent in an agricultural business; risks inherent in a manufacturing business; liquidity and the ability of Vireo to raise additional financing to continue as a going concern; Vireo’s and Planet 13’s ability to meet the demand for flower in their various markets; Vireo’s ability to dispose of its assets held for sale at an acceptable price or at all; and risk factors set out in Vireo’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and Planet 13’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, which are available on EDGAR with the U.S. Securities and Exchange Commission at www.sec.gov and filed with the Canadian securities regulators and available under Vireo’s and Planet 13’s respective profiles on SEDAR+ at www.sedarplus.com.

The statements in this Form 425 are made as of the date of this Form 425. Except as required by law, neither Vireo nor Planet 13 undertakes any obligation to update any forward-looking statements or forward-looking information to reflect events or circumstances after the date of such statements.